United States securities and exchange commission logo





                             May 25, 2021

       Kim Schaefer
       Chief Executive Officer
       Alpine Acquisition Corp.
       10141 N. Canyon View Lane
       Fountain Hills, Arizona 85268

                                                        Re: Alpine Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed April 28,
2021
                                                            File No. 377-04739

       Dear Ms. Schaefer:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted April 28, 2021

       General

   1. We note your risk factor on page 36 that you currently intend to combine with Two Bit
                                                        Circus concurrent with
the closing of your initial business combination. Please tell us how you intend to
allocate the values of the target businesses in connection with the 80%
                                                        fair market value test.
 Kim Schaefer
Alpine Acquisition Corp.
May 25, 2021
Page 2

       You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Erin E. Martin at 202-551-3391 with any other questions.



                                                          Sincerely,
FirstName LastNameKim Schaefer
                                                          Division of
Corporation Finance
Comapany NameAlpine Acquisition Corp.
                                                          Office of Real Estate
& Construction
May 25, 2021 Page 2
cc:       Jeffrey Gallant
FirstName LastName